UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

MYREXIS, INC.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
62856H107
(CUSIP Number)
December 31, 2011
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62856H107

1		NAME OF REPORTING PERSON: Tyndall Capital Partners, L.P. 13-3594570

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)	☐
(b)		☐

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

	5	SOLE VOTING POWER: 0*
NUMBER OF
SHARES	6	SHARED VOTING POWER: 0
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER: 0*
EACH REPORTING
PERSON WITH	8	SHARED DISPOSITIVE POWER: 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0*

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
N/A

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 0.0%*

12		TYPE OF REPORTING PERSON: PN

* As of December 31, 2011, Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"), and Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional") no longer hold any shares of Common Stock, par value $0.01 per share, of MYREXIS, INC.  Accordingly, Tyndall Capital Partners, L.P. as the general partner of Tyndall and Tyndall Institutional, and possessing the sole power to vote and the sole power to direct the disposition of all Shares held by Tyndall and Tyndall Institutional is, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, no longer deemed beneficially to own any Shares as of December 31, 2011. Jeffrey S. Halis is the manager of Jeffrey Management, LLC, the general partner of Tyndall Capital Partners, L.P.  In addition, as of December 31, 2011, Mr. Halis individually owns 45,407 Shares.

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Item 1(a). Name Of Issuer. Myrexis, Inc.
Item 1(b). Address of Issuer's Principal Executive Offices. 305 Chipeta Way, Salt Lake City, UT 84108
Item 2(a). Name of Person Filing.Tyndall Capital Partners, L.P.
Item 2(b). Address of Principal Business Office or, if None, Residence. 599 Lexington Avenue, Suite 4100, New York, New York 10022
Item 2(c). Citizenship. State of Delaware
Item 2(d). Title of Class of Securities. Common Stock, $0.01 par value per share
Item 2(e). CUSIP No. 62856H107
Item 3. If This Statement Is Filed Pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a

Not Applicable.

Item 4.  Ownership.

(a)           Amount Beneficially Owned (as of December 31, 2011)                                                              0*

(b)           Percent of Class (as of December 31, 2011)                                                                            0.0%*

(c)           Number of Shares as to which such person has:

(i)           sole power to vote or to direct the vote                                                                          0*

(ii)           shared power to vote or to direct the vote                                                                    0

(iii)           sole power to dispose or to direct the disposition of                                                 0*

(iv)           shared power to dispose or to direct the disposition of                                           0

* As of December 31, 2011, Tyndall, and Tyndall Institutional no longer hold any shares of Common Stock, par value $0.01 per share, of MYREXIS, INC.  Accordingly, Tyndall Capital Partners, L.P. as the general partner of Tyndall and Tyndall Institutional, and possessing the sole power to vote and the sole power to direct the disposition of all Shares held by Tyndall and Tyndall Institutional is, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, no longer deemed beneficially to own any Shares as of December 31, 2011. Jeffrey S. Halis is the manager of Jeffrey Management, LLC, the general partner of Tyndall Capital Partners, L.P.  In addition, as of December 31, 2011, Mr. Halis individually owns 45,407 Shares.

Item 5.  Ownership of Five Percent or Less of a Class.

[X]

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012

TYNDALL CAPITAL PARTNERS, L.P.

By:    JEFFREY MANAGEMENT, LLC,
          its general partner

    By: /s/ Jeffrey S. Halis
           Jeffrey S. Halis
           Manager

Attention:  Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)